Exhibit 12.1

CALCULATIONS OF EARNINGS AVAILABLE TO COVER FIXED CHARGES

	Fiscal Year Ended
	6/29/2014	12/29/2013	12/30/2012	12/25/2011	12/26/2010	12/27/2009
Earnings:
Pre-tax income from continuing operations	$(64.7)	$(31.9)	$(114.5)	$(21.6)	$1.9	$(37.3)
Add: Fixed Charges adjusted for capitalized interest	33.2	70.0	72.5	55.0	24.6	13.0
Total	$(31.5)	$38.1	$(42.0)	$33.4	$26.5	$(24.3)

Fixed Charges:
Interest expense on debt and amortization of deferred financing costs	$30.1	$63.9	$66.4	$51.2	$22.4	$10.6
Capitalized interest	—	—	—	—	—	—
Estimate of interest in rent expense (1)	3.1	6.1	6.1	3.8	2.2	2.4
Total	$33.2	$70.0	$72.5	$55.0	$24.6	$13.0

Ratio of earnings to fixed charges	N/A	0.5	N/A	0.6	1.1	N/A

Deficiency of earnings to fixed charges	$(64.7)	$(31.9)	$(114.5)	$(21.6)	N/A	$(37.3)

(1) The interest component of rent was estimated to be one-third of net rental expense, which we believe is representative of the interest factor